Putnam Investments
One Post Office Square
Boston, MA 02109
March 25, 2014

BY EDGAR CORRESPONDENCE

Monique S. Botkin
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement on Schedule 14A filed by the Putnam closed-end funds
(each, a “Fund” and collectively, the “Funds”)

Dear Ms. Botkin:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Securities and Exchange Commission (the “Commission Staff”) on February 28, 2014 regarding the preliminary proxy statement on Schedule 14A, as filed by the Funds with the Securities and Exchange Commission on February 21, 2014 (the “Proxy Statement”). For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: In Proposal 2, in the section entitled “Why are the Trustees recommending a vote against a conversion to open-end status?”, we note the sub-heading entitled “Superior performance relative to comparable open-end fund vehicle” and the use of the word “superior.” We believe that choice of another word may be more appropriate given the extent to which the closed-end Funds have outperformed their open-end counterparts. Please consider revising the Proxy Statement accordingly.

Response: We have revised the Proxy Statement accordingly, substituting the word “higher” for the word “superior.”

2. Comment: In Proposal 2, in the section entitled “Why are the Trustees recommending a vote against a conversion to open-end status?”, we note the statement that “Putnam Management has advised the Trustees that this outperformance is largely attributable to the investment advantages associated with your fund’s closed-end structure and of its belief that, while past performance does not predict future returns, this outperformance is reasonably likely to continue as a result.” We believe that this statement may be viewed as overly promissory. Please consider revising the Proxy Statement accordingly.

Response: We have revised the relevant portion of the Proxy Statement as follows:

“Higher performance relative to comparable open-end fund vehicle. Putnam Management has advised the Trustees of its belief that Putnam Premier Income Trust and Putnam Master Intermediate Income Trust, as well as the high yield bond portion of Putnam High Income Securities Fund, may be viewed as comparable to an open-end fund managed by Putnam Management, as described further below. (Putnam High Income Securities Fund invests approximately equally in both high yield bonds and convertible securities.) Putnam Management has noted to the Trustees that these comparisons are instructive because your closed-end fund (or, in the case of Putnam High Income Securities Fund, its high yield bond portion) has employed since inception an investment strategy that is similar to that of an open-end fund managed by Putnam Management, notwithstanding that the investment portfolios may have diverged materially from time to time from those of the relevant comparable open-end fund.

As detailed below, the Trustees have observed that Putnam Premier Income Trust and Putnam Master Intermediate Income Trust, as well as the high yield bond portion of Putnam High Income Securities Fund, have generally outperformed, based on performance at NAV, the comparable open-end fund managed by Putnam Management and described further below. Putnam Management has advised the Trustees that, to the extent that the investment strategies pursued by your closed-end fund (or, in the case of Putnam High Income Securities Fund, the high yield bond portion of that fund) has followed closely those of the relevant comparable open-end fund, the outperformance of your closed-end fund (or, in the case of Putnam High Income Securities Fund, the high yield bond portion of that fund) may reasonably be attributed to the investment advantages associated with your fund’s closed-end structure and described above. Moreover, Putnam Management has advised the Trustees of its belief that, while past performance does not predict future returns and while the investment strategies pursued by, and the performance of, your closed-end fund (or, in the case of Putnam High Income Securities Fund, the high yield bond portion of that fund) may diverge materially from that of the relevant comparable open-end fund in the future, to the extent that the outperformance of your closed-end fund (or, in the case of Putnam High Income Securities Fund, the high yield bond portion of that fund) is due to the investment advantages of its closed-end structure, it is reasonably likely to continue.”

3. Comment: In Proposal 2, in the section entitled “Why are the Trustees recommending a vote against a conversion to open-end status?”, we note the statement that “…the high yield portion of Putnam High Income Securities Fund has outperformed Putnam High Yield Trust, an open-end fund managed by Putnam Management, on an absolute basis over the 1-, 3-, 5-, and 10-year periods ended December 31, 2013 (based on performance at NAV). The high yield bond portion’s risk-adjusted performance is better than Putnam High Yield Trust’s risk-adjusted performance over these same periods. The convertibles portion of Putnam High Income Securities Fund is constituted differently than Putnam Convertible Securities Fund, an open-end fund managed by Putnam Management. As a result, a performance comparison between the convertibles portion of Putnam High Income Securities Fund and Putnam Convertible Securities Fund is not meaningful.” Please explain supplementally to the Staff the legal basis, in light of relevant SEC Staff no-action letters, for making a comparison between performance of a portion of Putnam High Income Securities Fund (closed-end Fund) and Putnam High Yield Trust (open-end fund).

Response: We are not aware of any Commission rules or Staff guidance or no-action letters that relates directly to the approach taken in the Proxy Statement of comparing the performance of the high yield bond portion of Putnam High Income Securities Fund to that of Putnam High Yield Trust, an open-end fund. However, we believe that the comparison is consistent with Staff no-action letters concerning the use of an investment adviser’s performance record in marketing investment companies. See, e.g., Nicholas-Applegate Mutual Funds (p.a.d. February 7, 1997), permitting the inclusion (subject to certain conditions), in mutual fund prospectuses, of performance information of private accounts with substantially similar investment objectives, policies and strategies; and Nicholas-Applegate Mutual Funds (p.a.d. August 6, 1996), permitting the inclusion (subject to certain conditions), in mutual fund advertising and supplemental sales literature, of performance information of private accounts with substantially similar investment objectives, policies and strategies. One may analogize the high yield bond portion of Putnam High Income Securities Fund, which has for many years been managed as a discrete portfolio, separate from Putnam High Income Securities Fund’s convertible securities portfolio, to a private account managed with substantially similar investment objectives, policies and strategies to the open-end Putnam High Yield Trust. In light of these similarities between the high yield bond portion of Putnam High Income Securities Fund and Putnam High Yield Trust, and the fact that the high yield bond portion of Putnam High Income Securities Fund may be readily regarded as a discrete portfolio, we believe that the comparison discussed in the Proxy Statement is relevant information for a shareholder. Please note that we disclose the limitations of this comparison, indicating in the Proxy Statement, pursuant to our response to the Staff’s Comment No. 2, that it is possible in the future that the investment strategies pursued by the high yield bond portion of Putnam High Income Securities Fund may diverge materially from those of Putnam High Yield Trust and that the performance of the two may diverge materially as a result. We also note that we provide in the Proxy Statement full standardized performance information for Putnam High Income Securities Fund and compare the performance of the Fund as a whole against an appropriate benchmark and its Lipper category average. We believe that the inclusion of this comparative information, with the related disclosures, is consistent with Rule 14a-9 under the Securities Exchange Act of 1934, as amended.

4. Comment: In Proposal 2, in the section entitled “Why are the Trustees recommending a vote against a conversion to open-end status?”, it is stated, “The Trustees noted that in recent years, the funds’ shareholders have been afforded regular liquidity opportunities to dispose of their positions at premium prices or prices reasonably close to NAV.” We note that the closed-end Funds appeared to be trading at discounts throughout 2013. Please consider revising the Proxy Statement to clarify the specific timeframes with respect to which this statement was true.

Response: We have revised the relevant portion of the Proxy Statement as follows: “The Trustees noted that, over the past five years (although not in 2013), the funds’ shareholders have been afforded regular liquidity opportunities to dispose of their positions at premium prices or prices reasonably close to NAV.”

5. Comment: In Proposal 2, in the section entitled “How has your fund performed?”, please consider revising the Proxy Statement to include a broad-based securities market index, for each Fund’s performance comparisons.

Response: We note that the requirement to include performance information for an appropriate broad-based securities market index, found in Form N-1A, is applicable to prospectuses for open-end funds (to highlight the risks of investing in a fund versus broader market risks), not to proxy statements for closed-end funds (which are not used in connection with any offering of shares). We believe that the indices presented in the Proxy Statement are appropriate insofar as they reflect the performance of the markets in which each Fund invests, and have retained the existing disclosure.

We believe that an appropriate index for Putnam High Income Securities Fund should combine both high yield bond and convertible securities components; the blended benchmark described in the Proxy Statement is reflective of the Fund’s investment policies and portfolio of investments. We have revised the Proxy Statement to clarify the blended benchmark for Putnam High Income Securities Fund, now describing the 50% JPMorgan Developed High Yield Index / 50% Bank of America Merrill Lynch All-Convertibles Speculative Quality Index (blended benchmark) as the “Putnam Custom High Yield/Convertibles Benchmark,” with an accompanying definition as follows: “The Putnam Custom High Yield/Convertibles Benchmark is an unmanaged index administered by Putnam Management, 50% of which is JPMorgan Developed High Yield Index and 50% of which is Bank of America Merrill Lynch All-Convertibles Speculative Quality Index.” Each component of the blended benchmark is an index that is both widely recognized and administered by an organization that is not affiliated with the Fund, its investment adviser or its principal underwriter. We believe that use of a benchmark composed of other widely recognized and unaffiliated benchmarks in the Proxy Statement is reasonable in light of the Staff’s approach in other contexts. See, e.g., MassMutual Corporate Investors (p.a.d. Aug. 31, 1988), where the Staff provided assurance that it would not recommend that the Commission take any enforcement action in a situation in which MassMutual Corporate Investors, a closed-end fund, paid a performance fee based on the fund’s performance as compared to a benchmark rate of return consisting of an unweighted arithmetic average of the rates of return on the Standard & Poor’s 400 Industrial Stock Price Index and the Shearson Lehman Brothers Intermediate Corporate Bond Index.

For each of Putnam Master Intermediate Income Trust and Putnam Premier Income Trust, we have maintained the current disclosure comparing these Funds’ returns against the Barclays Government/Credit Bond Index and the Barclays Government Bond Index, respectively, each of which represents the relevant portion of the Barclays Aggregate

Bond Index, among the broadest available measures of U.S. fixed income securities’ performance.

6. Comment: In Proposal 2, in the section entitled “What options have the Trustees considered in formulating their recommendation?”, please consider revising the Proxy Statement to disclose that an open-ending would also result in the additional risk of redemption requests (i.e., liquidity demands) causing a change in the management of a Fund’s portfolio.

Response: We have revised the second paragraph under the “Open-Ending” sub-section as follows: “The anticipated significant redemptions from closed-end fund shareholders would impose significant liquidity demands on a fund, likely resulting in a combination of (i) investment in cash or highly liquid securities pending these redemptions and (ii) the sale of the most liquid securities in a fund’s portfolio to meet these redemption requests. As a result, the expected significant liquidity demands would likely alter the investment strategies that a fund pursues in a manner that is detrimental to the interests of remaining shareholders. On an ongoing basis, daily liquidity demands would alter the manner in which a fund is managed; see Why are the Trustees recommending a vote against conversion to open-end status? for a discussion of the investment advantages associated with the closed-end structure that would be forgone in connection with an open-ending. While remaining shareholders could be partially or wholly insulated from the transaction costs that a fund would incur in connection with post-open-ending redemptions through the imposition of a redemption fee, the remaining shareholders would likely be left with a less liquid, less attractive portfolio of securities in the fund as a result of expected significant portfolio dispositions to meet such redemptions. (The terms of any such redemption fee would be determined at a later time, but the Trustees do not expect that the fee would exceed 2% or be imposed on redemptions for a period of longer than one year following conversion.)”

7. Comment: In Proposal 2, in the section entitled “How do the Trustees address trading discounts while maintaining the closed-end structure?”, please consider revising the Proxy Statement to provide additional clarity in the table regarding the operation of the closed-end Fund share repurchase program, focusing particularly on the last two columns of the table.

Response: We have revised the Proxy Statement accordingly, revising the column titles (and corresponding footnotes) to state, “Benefit to Fund of Share Repurchases ($),” “Contribution of Share Repurchases to Fund’s Total Return (Annualized) at NAV,” and “Fund’s Total Return (Annualized) at NAV (net of fees).” We also have made a conforming change to similar data for Putnam Managed Municipal Income Trust in Proposal 4.

8. Comment: In connection with Proposal 3 of the Proxy Statement, please consider Staff guidance regarding the Commission’s “unbundling” rules and unbundle the six identified

“significant changes” proposed for shareholder consideration in connection with a proposed Amended and Restated Declaration of Trust for each Fund.

Response: Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter to be acted upon, whether or not related to or conditioned on the approval of other matters . . .” In determining the presentation of proposals to be considered at the shareholder meetings, management has considered Staff guidance in this area, in particular the Commission’s Division of Investment Management’s IM Guidance Update No. 2014-2 (dated February 2014), guidance from the Commission’s Division of Corporation Finance’s Questions and Answers of General Applicability (dated January 24, 2014), and guidance from the Commission’s Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (Fifth Supplement dated September 2004) (collectively, the “Unbundling Guidance”).

All in all, the Unbundling Guidance indicates with respect to proposed changes to the charter of an investment company that investment companies should consider “whether a given matter substantively affects shareholder rights.” The Unbundling Guidance also indicates that “the [S]taff would not ordinarily object to the bundling of any number of immaterial matters with a single material matter” and that “if management knows or has reason to believe that a particular amendment that does not substantively affect shareholder rights nevertheless is one on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments that are part of the [charter] restatement, the amendment should be unbundled.” The Unbundling Guidance provides several examples of proposed charter amendments that the Staff believes should be presented separately. The examples are proposals seeking to: (1) amend voting rights from one vote per share to one vote per dollar of net asset value, (2) authorize a fund to involuntarily redeem small account balances, (3) authorize a fund to invest in other investment companies, (4) change supermajority voting requirements, (5) authorize the board to terminate a fund or merge with another fund without a shareholder vote, (6) authorize the board to make future amendments to the charter without a shareholder vote, (7) declassify a board of directors, (8) allow shareholders representing 40% of the outstanding shares to call a special meeting, and (9) in merger and acquisition transactions, amend corporate governance and control-related provisions (e.g., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements). We do not consider this to be an exclusive list of proposals that should be presented separately, but believe that the list is illustrative of the types of proposals that are sufficiently substantive that they may warrant separate presentation.

In our view, the proposal to eliminate certain mandatory votes on converting a Fund to an open-end fund, while not identified in the Unbundling Guidance, is one on which shareholders may reasonably be expected to wish to express a view separate from their views on other proposed changes to the declarations of trust. We have presented this proposal separately, as Proposal 4. We have also determined to present separately the proposed change in the minimum quorum requirement and have revised the Proxy Statement accordingly to present this proposal as Proposal 3.A., with all other proposed changes in a proposed Amended and Restated Declaration of Trust being presented as Proposal 3.B. In our judgment, the other proposed changes do not “substantively affect shareholder rights” because (i) shareholder rights are not directly at issue (i.e., proposed changes relating to indemnification of Trustees, Officers, etc.), (ii) the proposed changes are intended as clarifications of authority that the Trustees may otherwise assert as part of their inherent authority to manage the affairs of a Fund (i.e., proposed changes to derivative actions and exclusive selection of forum for certain shareholder actions), (iii) the proposed changes are intended as clarifications of matters already addressed in the declaration of trust (i.e., proposed changes relating to limitation of Trustee liability), (iv) the proposed changes are intended as clarifications of matters as to which the declaration of trust is silent and does not otherwise prohibit (i.e., proposed changes relating to in-kind distributions), and (v) the proposed changes are expansive of shareholders’ rights (i.e., proposed changes relating to removal of a Trustee). “Unbundling” the proposed changes that we do not consider to be material would defeat a major objective of the proposal to approve an amended and restated declaration of trust, which is to assure that all of the Funds are governed under common documents, which will among other things eliminate inefficiencies and reduce risks associated with inconsistencies.

9. Comment: In Proposal 3, in the section entitled “Language Related to Conversion Retained,” please consider revising the Proxy Statement to clarify the meaning of the phrase “for a certain period of time” in the sentence, “The Current Declarations…provide that, when the fund’s shares have traded at a discount from NAV for a certain period of time, the fund must provide shareholders of the fund with the opportunity to vote on a proposal to convert the fund from a ‘closed-end company’ to an ‘open-end company.’”

Response: We have revised the Proxy Statement accordingly, stating instead, “The Current Declarations…provide that, when the fund’s shares have traded at an average discount of more than 10% from its NAV per share during the last twelve calendar weeks of the preceding fiscal year (measured as of the last trading day in each such week), the fund must provide shareholders of the fund with the opportunity to vote on a proposal to convert the fund from a ‘closed-end company’ to an ‘open-end company.’”

10. Comment: In Proposal 4, in the section entitled “What is this proposal?”, please consider revising the Proxy Statement to disclose how the data in the “Average Discount/Premium” column, in the table regarding Putnam Managed Municipal Income Trust’s highest and lowest market prices and average discount/premium from 1989 through 2013, were calculated.

Response: We have revised the Proxy Statement accordingly, adding a footnote stating, “The Average Discount/Premium for each calendar year represents the sum of all data points regarding daily discount/premium (determined on the basis of (market price –NAV)/NAV, with NAV and market price determined at the close of each business day) in a calendar year, divided by the number of business days in that calendar year.” We also have added this footnote to similar data for Putnam High Income Securities Fund, Putnam Master Intermediate Income Trust, and Putnam Premier Income Trust in Proposal 2.

11. Comment: In Proposal 4, in the section entitled “How will the Trustees address trading discounts while maintaining the closed-end structure?”, please consider revising the Proxy Statement to explain whether, if true, even if a shareholder complies with the Commission’s requirements pertaining to shareholder proposals, a Fund may exclude, on the basis of Massachusetts law, a shareholder proposal regarding conversion of an investment company from a closed-end structure to an open-end structure from the Fund’s proxy materials.

Response: We note that Rule 14a-8(i)(1) contemplates that a company may exclude a shareholder proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company’s organization. However, we have not revised the Proxy Statement, as we are not aware of any basis under Massachusetts law under which a shareholder proposal regarding conversion of an investment company from a closed-end structure to an open-end structure may be excluded from a Fund’s proxy materials.

12. Comment: In Proposal 4, in the section entitled “How will the Trustees address trading discounts while maintaining the closed-end structure?”, please explain supplementally to the Staff whether Massachusetts law would require a Fund to include a shareholder proposal regarding conversion of an investment company from a closed-end structure to an open-end structure in the Fund’s proxy materials.

Response: We are not aware of any authority under Massachusetts law requiring a Fund organized as a Massachusetts business trust to include a shareholder proposal regarding conversion of an investment company from a closed-end structure to an open-end structure in the Fund’s proxy materials and would anticipate that the determination to include any such shareholder proposal in a Fund’s proxy materials would be made by reference to Rule 14a-8.

13. Comment: In the section entitled “Further Information About Voting and the Annual Meeting”, in the sub-section relating to the “Expense of the solicitation,” please consider revising the Proxy Statement to make more prominent the fact that “all proxy campaign costs are being borne by each fund.” Also, please consider revising the Proxy Statement to provide an estimate of costs on an aggregate basis and for each Fund.

Response: We have revised the Proxy Statement accordingly.

14. Comment: In the section entitled “Further Information About Voting and the Annual Meeting”, in the sub-section relating to the “Dates for receipt of shareholders’ proposals for subsequent meetings of shareholders,” please consider revising the Proxy Statement to explain the meaning of a Fund receiving written notice of a shareholder intention to nominate one or more Trustee candidates “in good order.”

Response: We have revised the Proxy Statement accordingly, stating, “in good order (i.e., in the manner set forth in the fund’s Bylaws relating to advance notice of shareholder nominees for Trustee and proposals to fix the number of Trustees).”

15. Comment: In the section entitled “Fund Information”, in the sub-section relating to “Putnam Investments,” please consider revising the Proxy Statement to update the discussion relating to a possible change of control of Putnam Management to state, if true, that shareholder approval of a new management contract has been obtained for a Fund.

Response: We have revised the Proxy Statement accordingly, adding to the paragraph at issue two sentences as follows: “This ‘change of control’ of Putnam Management may have caused the automatic termination of your fund’s then-current management contract with Putnam Management pursuant to the contract’s terms. To eliminate any ambiguity as to the effectiveness of your fund’s management contract, a special meeting of shareholder was called and held on February 27, 2014, at which time shareholders approved a new management contract between your fund and Putnam Management.”

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-1224. Thank you for your assistance.

Very truly yours,
/s/ Carlo N. Forcione
Carlo N. Forcione
Senior Counsel
Putnam Investments

cc:	James E. Thomas, Esq.
Ropes & Gray LLP

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